www.linkedin.com/in/lucazambello
(LinkedIn)
jurny.com (Company)

Top Skills

Artificial Intelligence (AI)

Early-Stage Startups

Software as a Service (SaaS)

Languages

Italian (Native or Bilingual)

Spanish (Limited Working)

English (Full Professional)

Publications

Three Ways the Hotel Industry Will
Change to Survive

Jurny, a hospitality tech company,
revealed it closed a $2.75 million
fundraising earlier this year.

Action and Ambition

Gli italiani che vanno alla conquista
della Walk of fame in versione tech

Jurny unveils next-gen flexible
hospitality solution

Luca Zambello

CEO at Jurny, inc & Member of Forbes Los Angeles Business
Council.
Los Angeles, California, United States

Summary

Luca Zambello is the co-founder and CEO of Jurny.

Jurny is an end-to-end, AI-driven hospitality technology company
that goes beyond traditional property management software. Our
mission is to automate and personalize 100% of the guest journey
(from pre-booking inquiries all the way through post-stay follow-ups
and marketing) while also handling the day-to-day operations for
property managers, hotels, and short-term rental hosts.

As an expert in AI within the hospitality industry, Luca has been
featured in Forbes, Entrepreneur, Bloomberg and other major
industry publications.

_____

Experience

Jurny, Inc.
CEO
January 2019 - Present (6 years 3 months)
Los Angeles, California

Fully automate your guest experience & entire operation with the power of AI.
For the first time, all-in-one place, all-in-one system.

California State University, Fullerton
Advisory Board Member - Entertainment and Hospitality Management
March 2022 - Present (3 years 1 month)

Forbes Los Angeles Business Council
Member
June 2018 - Present (6 years 10 months)
Greater Los Angeles Area

Member of Forbes Los Angeles Business Council and publisher for forbes.com

Communicating With Us, Inc.

Advisor
January 2015 - Present (10 years 3 months)

Internet marketing and digital advertising.

Zainge, Inc.
Co-Founder
May 2014 - January 2017 (2 years 9 months)
7083 Hollywood Blvd

PLZ.IO - Where a photo is worth much more than just a 1000 words.

Luca & Luca Promotions, Inc.
President
April 2011 - January 2017 (5 years 10 months)
Los Angeles, California

Luca&Luca Promotions, Inc. was founded in 2011 and has established itself as a top-performing, high-end provider of luxury home real estate in a competitive Los Angeles market.

NUR Internet Marketing
Business Advisor
September 2008 - August 2010 (2 years)
Italy

Internet marketing and digital advertising.

Education

UCLA
· (2010 - 2012)